UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

March 2, 2026

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NOVO NORDISK A/S

 (Exact name of Registrant as specified in its charter)

Novo Allé 1

DK- 2880, Bagsvaerd

Denmark

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒	Form 40-F ☐

Election of employee representatives to the Board of Directors of Novo Nordisk A/S

Bagsværd, Denmark, 2 March 2026 – The employees in Novo Nordisk A/S have completed the election of employee representatives to the Board of Directors of Novo Nordisk A/S.

The following employee representatives were elected for the next four years:

•	Semsi Kilic Madsen (new)
•	Mette Bøjer Jensen (re-elected)
•	Elisabeth Dahl Christensen (re-elected)
•	Désirée Jantzen Asgreen (new)

The following were elected as substitutes for the employee-elected board members:

•	Trine Hartvig Kristiansen
•	Tamara Schmidt
•	Tanja Villumsen
•	Hassan Kassem

The newly elected employee representatives will join the Board of Directors following the annual general meeting of Novo Nordisk A/S on 26 March 2026. At the same time, the current board members Liselotte Hyveled and Tanja Villumsen, who did not run for election as employee representatives, will resign.

About employee-elected board members

According to the Danish Companies Act, the employees of Novo Nordisk A/S are entitled to be represented by half of the total shareholder-elected Board members. Employee-elected board members serve for a statutory four-year term and have the same rights, duties and responsibilities as shareholder-elected board members.

Novo Nordisk is a leading global healthcare company founded in 1923 and headquartered in Denmark. Our purpose is to drive change to defeat serious chronic diseases built upon our heritage in diabetes. We do so by pioneering scientific breakthroughs, expanding access to our medicines and working to prevent and ultimately cure disease. Novo Nordisk employs about 68,800 people in 80 countries and markets its products in around 170 countries. Novo Nordisk's B shares are listed on Nasdaq Copenhagen (Novo-B). Its ADRs are listed on the New York Stock Exchange (NVO). For more information, visit novonordisk.com, Facebook, Instagram, X, LinkedIn and YouTube.

Contacts for further information

Novo Nordisk Media:
Ambre James-Brown	Liz Skrbkova (US)
+45 3079 9289	+1 609 917 0632
globalmedia@novonordisk.com	lzsk@novonordisk.com

Novo Nordisk Investors:
Michael Novod	Jacob Martin Wiborg Rode
+45 3075 6050	+45 3075 5956
nvno@novonordisk.com	jrde@novonordisk.com

Sina Meyer	Max Ung
+45 3079 6656	+45 3077 6414
azey@novonordisk.com	mxun@novonordisk.com

Christoffer Sho Togo Tullin	Alex Bruce
+45 3079 1471	+45 3444 2613
cftu@novonordisk.com	axeu@novonordisk.com

Frederik Taylor Pitter
+1 609 613 0568
fptr@novonordisk.com

Novo Nordisk A/S Investor Relations	Novo Allé 1 2880 Bagsværd Denmark	Telephone: +45 4444 8888	www.novonordisk.com CVR no: 24 25 67 90
Company announcement No 16 / 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: March 2, 2026	NOVO NORDISK A/S Maziar Mike Doustdar Chief Executive Officer